Filed pursuant to Rule 433
Registration Statement No. 333-140840
April 5, 2007
Newcastle Investment Corp.
Pricing Sheet
$126,540,000
4,560,000 Shares of Common Stock
Issuer: Newcastle Investment Corp. (“Newcastle”)
NYSE Symbol: NCT
Shares offered: 4,560,000 shares of Common Stock
Price to public: $27.75 per share
Gross proceeds: $126,540,000
Trade date: April 5, 2007
Closing date: April 11, 2007
CUSIP: 65105M108
Underwriter: Morgan Stanley & Co. Incorporated
Use of proceeds: Newcastle intends to use the net proceeds from the offering to make investments in real estate securities and loans, other real estate related assets and for general corporate purposes.
Option grant: Newcastle is externally managed by an affiliate of Fortress Investment Group LLC. In connection with this offering, Newcastle will grant to an affiliate of its manager an option to purchase 456,000 shares of common stock, representing 10% of the number of shares offered, at the public offering price of $27.75 per share.
Purchase by affiliates: The principals of Fortress Investment Group LLC, an affiliate of Newcastle’s manager, are individually purchasing shares of common stock of Newcastle totaling approximately $60 million from the underwriter at the price to public shown above.
Recent development: Newcastle is currently marketing its tenth collateralized debt obligation, which it expects to close in May 2007. Newcastle expects that the final portfolio will total approximately $825 million and primarily consist of commercial real estate debt, including commercial mortgage backed securities, B-notes, whole loans and mezzanine loans. The securities offered pursuant to the collateralized debt obligation have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. This free writing prospectus is not an offer to sell, and it is not soliciting an offer to buy, the securities offered pursuant to the collateralized debt obligation.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.